

Mail Stop 7010

September 18, 2008

via U.S. mail and facsimile

Anthony J. Allott, Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut   06901

> **RE: Silgan Holdings Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 25, 2008**
> **File No. 0- 22117**

Dear Mr. Allott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief